SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement | Lisbon | 4 September 2014

Clarification of PT’s General Meeting Chairman

Portugal Telecom, SGPS S.A. (“PT”) informs on clarification of PT’s General Meeting Chairman related to the Extraordinary General Meeting of shareholders, convened for 8 September 2014.

The document attached hereto is a translation of the General Meeting Chairman’s letter.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Chairman of the Board of the General Meeting of Shareholders

Decision

Within the preparation of the extraordinary general meeting of shareholders of Portugal Telecom, SGPS, SA, convened for 8 September 2014 and for the smooth course of the work, I hereby inform that, unless a subsequent event justifies a different opinion:

1.  The single item on the agenda is related with a relationship between the company and its shareholder Telemar Norte Leste, SA; such relationship, as of this moment, may objectively cause a conflict of interests which is unrelated with the bylaws; as such, under article 384.6, of the Portuguese Companies Code, said shareholder may not vote, but may fully participate in the meeting;

2.  Due to the type of matters involved, their antecedents and by an extensive interpretation of articles 383.2 and 386.2, of the Portuguese Companies Code, the general meeting may only deliberate if shareholders holding, at least, shares corresponding to one third of the share capital are present or represented, being required, for the approval of the proposal corresponding to single item on the agenda, a majority of two thirds of the votes cast.

Lisbon, 4 September 2014.

The Chairman of the Board of the General Meeting of Shareholders

(Prof. Doutor António Menezes Cordeiro)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.